EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 10/16/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
8/21/2025	Buy	19,101	9.43
8/25/2025	Buy	11,330	9.48
9/11/2025	Buy	6,147	9.43
9/12/2025	Buy	7,732	9.43
10/16/2025	Buy	3,520	9.18